Sondors Electric Car Company



SONDORS

ANNUAL REPORT

23823 Malibu Road, Suite 50 #129
Malibu, CA. 90265
(310) 991-5986
www.sondorselectriccar.com

This Annual Report is dated January 30, 2020.

BUSINESS

SONDORS Electric Car Company is addressing two growing market opportunities: the electric vehicle market and the car-sharing ('eco-sharing') market. SONDORS Electric Car Company gives owners a state of the art electric vehicle that is affordable, environmentally friendly, and built for the sharing economy, thereby reducing idle time and increasing income from the vehicle. The SONDORS EV features a three-wheel design, two front seats, and one back seat, a Samsung 200 to 300 miles of range, 0-60 mph in 5 seconds, and the ability to recharge the lithium-ion battery 55% in less than 19 minutes. The SONDORS Network will offer access to privately owned SONDORS EVs at affordable daily rates. A SONDORS owner can purchase a SONDORS EV for ~$19,500, with a blended rate, including fleet sales of $18,825. A SONDORS Network participant is able to rent a vehicle at a daily rate of $45 at the push of a button and receive a keyless entry through their mobile device. The SONDORS owner will receive 70% of the rate, which they can automatically contribute to their monthly car payment, decreasing it or eliminating it altogether as well as creating a revenue stream for SONDORS EV owners via car sharing.

Competition

We entered these competitive markets when we realized that the right consumer-ready mobility car-sharing solution didn't yet exist. We look at the car-sharing market and find costly combustion engine vehicles made for personal use. Drawing on design and manufacturing expertise, we designed a car from the bottom up to stand up to all-day use by multiple drivers as well as capitalize on sleek design for branding. Our competition includes companies such as Turo, Tesla, BlueLA, and Chevrolet's car-sharing service Maven. SONDORS EV is the only vehicle in the car-sharing space that will be low-cost, built for the sharing-economy, and already has an avid community.

Previous Offerings

Between February 20, 2017 and March 28, 2017, we sold 83,330 shares of common stock in exchange for $12.00 per share under Regulation CrowdFunding. In June 2017, we sold 5,836 shares of common stock in exchange for $12.00 per share under Regulation CrowdFunding.

In 2017 and 2018, in connection with our Regulation A+ Offering, we sold 13,362 shares of common stock in exchange for $28.68 per share. The proceeds of both offerings were used primarily to fund the design and development of the Model SONDORS electric car prototype.


REGULATORY INFORMATION


The company has not previously failed to comply with the requirements of Regulation Crowdfunding; however, this Annual Report has been filed 276 days late.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION


Operating Results – 2018 Compared to 2017

We have not yet generated any revenues, and we do not expect to do so until after completing production tooling and beginning manufacturing of the Model SONDORS.

General and administrative expenses increased to $178,401 from $69,735 for the year ended December 31, 2018 from December 31, 2017, respectively. General and administrative expenses increased primarily as a result of the fair value of services provided by our Chief Executive Officer, as well as higher consulting and accounting expenses.

Advertising and marketing expenses increased to $96,704 from $65,225 for the year ended December 31, 2018 from December 31, 2017, respectively. Advertising and marketing expenses increased primarily as a result of increased advertising and marketing related to the Company's Regulation A offering, as well as the unveiling of the initial prototype of Model SONDORS.

Design and development expenses decreased to $69,322 from $916,324 for the year ended December 31, 2018 from December 31, 2017, respectively. Design and development expenses decreased primarily as a result of the design and construction of the initial prototype of Model Sondors.

As a result, the Company's net loss decreased to $344,427 from $1,051,898 for the year ended December 31, 2018 from December 31, 2017, respectively.

Liquidity and Capital Resources

We have an accumulated deficit at December 31, 2018 of $344,335. At December 31, 2018, the Company had cash of $215,078. The Company intends to raise additional funds through an equity financing.

Cash Flow

The following table summarizes, for the periods indicated, selected items in our Statements of Cash Flows:

		2018		2017
Net cash (used in) provided by:				
Operating activities	$	(138,102)	$	(1,015,098)
Financing activities	$	$291,008	$	1,076,440

Operating Activities

Cash used in operating activities decreased to $138,102 from $1,015,098 **for the year ended December 31, 2018 from December 31, 2017, respectively.** The decrease in cash used in operating activities was primarily due to a lower net loss.

Financing Activities

Cash provided by financing activities decreased to $291,008 from $1,076,440 **for the year ended December 31, 2018 from December 31, 2017, respectively.** The decrease in cash provided by financing activities was primarily due to the issuance of common stock for cash through the Company's Regulation A (Tier 2) offering during 2017.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name	Position	Dates of Service
Executive Officers:		
Storm Sondors	Chief Executive Officer, Treasure r, Secretary	Since inception
Director:		
Storm Sondors	Sole Director	Since inception

Our chief executive officer does not work full time for us, and spends time on his duties for other companies with which he is involved.

Storm Sondors, Chief Executive Officer, Treasurer, Secretary and Sole Director. Mr. Sondors is the founder and has served as our sole officer and director, since our inception. He also currently serves as the sole officer and director of Sondors, Inc., a Delaware corporation, which designs, develops, markets and sells electric bikes. Since June 2015, he has also served as sole officer and director of Sondors Inc., a California corporation, which previously designed, manufactured, developed, marketed and sold electric bikes, and lithium ion batteries and chargers for e-bikes, and which currently manufactures electric bikes for us. Between March 2017 and the present date, he has also served as the manager of Sondors Global, LLC, a California limited liability company, which holds certain patents, trademarks and other intellectual property. Between 2010 and the present, he has served as sole officer and director of Pacific Storm, Inc., a multi-brand company that previously designed, developed, produced and marketed various consumer products, including electric bikes.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Storm Sondors 23823 Malibu Rd. Suite 50 #129 Malibu, CA 90265	2,700,00 shares		96.33%

RELATED PARTY TRANSACTIONS

In February 2017, the Company executed a note payable of $105,000 to an entity owned by our Chief Executive Officer. The proceeds from the note were used to pay design and development expenses. During the year ended December 31, 2018, the Company repaid $19,519 and $13,970 in 2017 against the related party note payable. The note is due on demand and carries no interest. As of December 31, 2018 and 2017, an outstanding balance on the related party note payable of $71,511 and $91,030 was included in the accompanying balance sheets, respectively

Common Stock

We have authorized the issuance of 10,000,000 shares of our common stock, each share having a par value of $0.0001.

Upon Inception, the Company issued 2,700,000 shares of common stock to its founder for $1,000.

During the year ended December 31, 2018, the Company sold 6,564 shares of common stock through its Regulation A (Tier 2) offering at $28.68 per share of common stock. The Company recognized gross proceeds of $188,256 and incurred offering costs of $13,815, which reduced additional paid-in capital.

During the year ended December 31, 2017, the Company sold 5,836 and 7,073 shares of common stock through its Regulation Crowdfunding and Regulation A (Tier 2) offerings at $12.00 and $28.68 per share of common stock, respectively. The Company recognized gross proceeds of $272,890 and a subscription receivable of $136,086 related to the sale of these shares. In connection with these offerings, the Company incurred offering costs of $85,134, which reduced additional paid-in capital. The subscription receivable of $136,086 was collected subsequent to December 31, 2017.

During the year ended December 31, 2016, the Company sold 83,330 shares of common stock through its Regulation Crowdfunding offering. The Company recognized gross proceeds of $999,960 based on a price of $12.00 per share of common stock and had a subscription receivable of $933,740 related to the sale of these shares as of December 31, 2016. In connection with this offering, the Company incurred offering costs of $66,220, which reduced additional paid-in capital. During the year ended December 31, 2017, the Company collected the subscription receivable of $933,740 related to the sale of these shares.

Warrants

As part of the Company's posting agreement for the Regulation A (Tier 2) offering noted above, 982 and 587 warrants were granted during the years ended December 31, 2018 and 2017, respectively, with an exercise price of $28.68. As these warrants were a cost of the offering, they both increased and decreased additional paid-in capital for no financial statement effect.

Contributed Capital

The Company's founder and Chief Executive Officer does not receive compensation for his services under an employment contract at the current time. The Company has recognized as contributed capital, what it believes to be the fair value of services provided ($36,000), due to the significant time required in the development process of our prototype vehicle.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;
(2) to an accredited investor;
(3) as part of an offering registered with the SEC; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on January 31, 2020.

SONDORS ELECTRIC CAR COMPANY

By Storm Sondors
____

Name: Storm Sondors
Title: Chief Executive Officer

<u>Exhibit A</u>

FINANCIAL STATEMENTS

SONDORS ELECTRIC CAR COMPANY

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2018 AND 2017

SONDORS ELECTRIC CAR COMPANY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND
DECEMBER 31, 2017
TABLE OF CONTENTS



dbbmckennon

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Sondors Electric Car Company
Malibu, CA

Report on the Financial Statements
We have audited the accompanying financial statements of Sondors Electric Car Company (the "Company") which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, stockholders' deficit, and cash flows for the periods then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sondors Electric Car Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the periods then ended, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company's net losses from Inception, negative cash flow, and lack of liquidity raise substantial doubt about its ability to continue as a going concern Management's plans regarding those matters are also described in Note 3. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

ObbMckennon

Newport Beach, California
January 23, 2020

20321 SW Birch Street, Suite 200   Newport Beach, California 92660-1756   P: 949.200.3280   F: 949.200.3281   www.dbbmckennon.com

Santa Monica   Newport Beach   Doc ID: f5e285321bb6f7858b666d348c58fac6b27de31d

SONDORS ELECTRIC CAR COMPANY
BALANCE SHEETS
DECEMBER 31, 2018 AND 2017

	December 31, 2018		December 31, 2017	
ASSETS				
Current Assets				
Cash and cash equivalents	$	215,078	$	62,172
Other current assets		14,500		-
Total Current Assets		229,578		62,172
Total Assets	$	229,578	$	62,172
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current Liabilities				
Accrued liabilities	$	3,909	$	1,600
Note payable - related party		71,511		91,030
Customer deposits		182,424		-
Total Current Liabilities		257,844		92,630
Total Liabilities		257,844		92,630
Commitments and Contingencies (Note 5)		-		-
Stockholders' Deficit				
Common stock: 10,000,000 shares authorized; $0.0001 par value;				
2,802,803 and 2,796,239 shares issued and outstanding as of				
December 31, 2018 and 2017, respectively		280		280
Additional paid-in capital		1,409,810		1,199,369
Subscriptions receivable		-		(136,086)
Accumulated deficit		(1,438,356)		(1,094,021)
Total Stockholders' Deficit		(28,266)		(30,458)
Total Liabilities and Stockholders' Deficit	$	229,578	$	62,172

The accompanying notes are an integral part of these financial statements

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SONDORS ELECTRIC CAR COMPANY
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Operating Expenses		
Advertising and marketing	96,704	65,225
Design and development	69,322	916,324
General and administrative	178,401	69,735
Total Operating Expenses	344,427	1,051,284
Operating Loss	(344,427)	(1,051,284)
Other (Income) Expense		
Interest income	(92)	(186)
Loss Before Provision for Income Taxes	(344,335)	(1,051,098)
Provision for income taxes	-	800
Net Loss	$ (344,335)	$ (1,051,898)
Net Loss per Common Share – Basic and Diluted:	$ (0.12)	$ (0.38)
Weighted Average Common Shares Outstanding – Basic and Diluted	$ 2,802,149	$ 2,787,536

The accompanying notes are an integral part of these financial statements

3

SONDORS ELECTRIC CAR COMPANY
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	Common Stock		Additional Paid-in Capital	Subscriptions Receivable	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount				
December 31, 2016	2,783,330	278	975,615	(933,740)	(42,123)	30
Receipt of subscriptions receivable	-	-	-	933,740		933,740
Common stock issued for cash	12,909	2	272,888	(136,086)	-	136,804
Offering costs	-	-	(85,134)	-	-	(85,134)
Fair value of services provided	-	-	36,000	-	-	36,000
Net loss	-	-	-	-	(1,051,898)	(1,051,898)
December 31, 2017	2,796,239	280	1,199,369	(136,086)	(1,094,021)	(30,458)
Receipt of subscriptions receivable	-	-	-	136,086	-	136,086
Common stock issued for cash	6,564	-	188,256	-	-	188,256
Offering costs	-	-	(13,815)	-	-	(13,815)
Fair value of services provided	-	-	36,000	-	-	36,000
Net loss	-	-	-	-	(344,335)	(344,335)
December 31, 2018	2,802,803	$ 280	$ 1,409,810	$ -	$ (1,438,356)	$ (28,266)

The accompanying notes are an integral part of these financial statements.

SONDORS ELECTRIC CAR COMPANY
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018		2017	
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net loss	$	(344,335)	$	(1,051,898)
Adjustments to reconcile net loss to net cash used in operating activities:				
Fair value of services provided		36,000		36,000
Changes in operating assets and liabilities:				
Other current assets		(14,500)		-
Accrued liabilities		2,309		800
Customer deposits		182,424		-
Net cash used in operating activities		(138,102)		(1,015,098)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Common stock issued for cash		324,342		1,070,544
Offering costs		(13,815)		(85,134)
Proceeds from related party note payable		(19,519)		105,000
Repayment of related party note payable		-		(13,970)
Net cash provided by financing activities		291,008		1,076,440
Increase in cash and cash equivalents		152,906		61,342
Cash, Beginning of Year		62,172		830
Cash, End of Year	$	215,078	$	62,172
Supplemental disclosures of cash flow information:				
Cash paid for interest	$	-	$	-
Cash paid for income taxes	$	-	$	-

The accompanying notes are an integral part of these financial statements.

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NOTE 1 – NATURE OF OPERATIONS

Sondors Electric Car Company (which may be referred to as "Sondors," the "Company," "we," "us," or "our") was incorporated on August 15, 2016 ("Inception") in the State of Delaware. The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America. The Company's headquarters are located in Malibu, California.

The Company designs, develops, and intends to manufacture on an outsourced basis and sell its own three-wheeled electric vehicle. The Company also intends to provide customer service and technical support for its electric vehicles. In certain areas, mobile technicians capable of performing most inspections and repairs will be available.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
Preparation of the financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could ultimately differ from these estimates. It is reasonably possible that changes in estimates may occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. Fair values of the Company's financial instruments were assumed to approximate carrying values because of the instruments' short-term nature.

Risks and Uncertainties
The Company has a limited operating history and has not yet generated revenue from its intended operations. The development of the Company's product and service offerings are expected to take an extended amount of time to develop and may be subject to regulatory requirements. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with governmental policy decisions. A host of factors beyond the Company's control

could cause fluctuations in these conditions. Adverse developments may also include: economic recessions, changes in electric automobile technology and infrastructure, government policy decisions and law changes, changes in consumer tastes and trends, and acceptance of its products in the marketplace. Like any new business, the Company faces challenges that come from early-stage branding and financing. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Equity Offering Costs
The Company accounts for offering costs in accordance with Accounting Standards Codification ("ASC") 340, *Other Assets and Deferred Costs*. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be reclassed to additional paid-in capital upon the completion of an offering or to expense if the offering is not completed. Offering costs reclassed to additional paid-in capital totaled $13,815 and $85,134 for the years ended December 31, 2018 and 2017, respectively.

Revenue Recognition
The Company will recognize revenue from the sale of products and services when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

The Company is currently developing its products and has not generated any revenue to date. Future revenue recognition policies may change based on the product and service offerings developed.

The Company received customer deposits to reserve a future vehicle offering. Each deposit was $100 and is refundable upon request. As of December 31, 2018, the Company had customer deposits on the accompanying balance sheet totaling $182,424.

Design and Development Costs
The Company incurs research and development costs during the process of developing and designing its three-wheeled electric vehicle. Research and developments costs consist primarily of outside services. The Company expenses these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Income Taxes
The Company applies ASC 740, *Income Taxes* ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution, which it believes to be creditworthy, located in the United States of America. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

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For the year ended December 31, 2018 and 2017, the Company had one vendor that accounted for 55% and 83% of its research and development costs, respectively. The Company does not believe the loss of this vendor would have a material impact on the Company's operations.

Loss per Common Share
The Company presents basic loss per share ("EPS") and diluted EPS on the face of the statement of operations. Basic loss per share is computed as net loss divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants, and other convertible securities. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted EPS calculations. For the years ended December 31, 2018 and 2017, the Company had 1,569 and 587 warrants outstanding that were excluded from the calculation as their effects were anti-dilutive.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard replaces most existing revenue recognition guidance under U.S. GAAP and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective for the Company beginning January 1, 2019. The Company does not believe the updated standard will have a material impact on the Company's financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our consolidated financial statements.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has not yet commenced revenue generating activities, incurred losses from operations, and had an accumulated deficit of $1,438,356 as of December 31, 2018. Losses are expected to continue until such time the Company can design, produce, and sell its product offerings. These matters raise substantial doubt about the Company's ability to continue as a going concern.

During the next twelve months, the Company intends to fund its operations through debt and/or equity financing as well as related party loans/advances.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

NOTE 4 – RELATED PARTY TRANSACTIONS

In February 2017, the Company executed a note payable of $105,000 to an entity owned by our Chief Executive Officer. The proceeds from the note were used to pay design and development expenses. During the year ended December 31, 2018, the Company repaid $19,519 and $13,970 in 2017 against the related party note payable. The note is due on demand and carries no interest. As of December 31, 2018 and 2017, an outstanding balance on the related party note payable of $71,511 and $91,030 was included in the accompanying balance sheets, respectively.

See Note 7 for additional transactions.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any, pending or threatening litigation against the Company or any of its officers.

NOTE 6 – INCOME TAXES

On December 22, 2017, the Tax Cuts and Jobs Act ("Tax Act") was signed into law in the U.S. The Tax Act has resulted in significant changes to the U.S. corporate income tax system. These changes include a federal statutory rate reduction from 35% to 21%, the elimination or reduction of certain domestic deductions and credits, and limitations on the deductibility of interest expense and executive compensation. These changes were effective beginning in 2018. This resulted in a reduction in the deferred tax asset of approximately $121,000 with a corresponding decrease in the valuation allowance in the same amount, for zero net impact on the financial statements.

The Company's net deferred tax assets at December 31, 2018 and 2017 are approximately $370,000 and $404,000, respectively, which primarily consist of net operating loss carryforwards. As of December 31, 2018, and 2017, the Company provided a 100% valuation allowance against the net deferred tax assets, which management could not determine would more likely than not be realized. During the years ended December 31, 2018 and 2017, the Company valuation allowance increased (decreased) by approximately $(35,000) and $391,000, respectively.

At December 31, 2018, the Company had federal and state net operating loss carry forwards of approximately $1,323,000. The federal and state net operating losses expire on various dates through 2038.

The difference between the effective tax rate and the stated federal tax rate of 21% is primarily due to a full valuation allowance on the net deferred tax assets and certain permanent differences.

The Company does not currently have a tax liability to the federal government due to historical losses, and only minimum state taxes being due for California.

NOTE 7 - STOCKHOLDERS' EQUITY (DEFICIT)

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock, each share having a par value of $0.0001.

Upon Inception, the Company issued 2,700,000 shares of common stock to its founder for $1,000.

During the year ended December 31, 2018, the Company sold 6,564 shares of common stock through its Regulation A (Tier 2) offering at $28.68 per share of common stock. The Company recognized gross proceeds of $188,256 and incurred offering costs of $13,815, which reduced additional paid-in capital.

During the year ended December 31, 2017, the Company sold 5,836 and 7,073 shares of common stock through its Regulation Crowdfunding and Regulation A (Tier 2) offerings at $12.00 and $28.68 per share of common stock, respectively. The Company recognized gross proceeds of $272,890 and a subscription receivable of $136,086 related to the sale of these shares. In connection with these offerings, the Company incurred offering costs of $85,134, which reduced additional paid-in capital. The subscription receivable of $136,086 was collected subsequent to December 31, 2017.

During the year ended December 31, 2016, the Company sold 83,330 shares of common stock through its Regulation Crowdfunding offering. The Company recognized gross proceeds of $999,960 based on a price of $12.00 per share of common stock and had a subscription receivable of $933,740 related to the sale of these shares as of December 31, 2016. In connection with this offering, the Company incurred offering costs of $66,220, which reduced additional paid-in capital. During the year ended December 31, 2017, the Company collected the subscription receivable of $933,740 related to the sale of these shares.

Warrants
As part of the Company's posting agreement for the Regulation A (Tier 2) offering noted above, 982 and 587 warrants were granted during the years ended December 31, 2018 and 2017, respectively, with an exercise price of $28.68. As these warrants were a cost of the offering, they both increased and decreased additional paid-in capital for no financial statement effect.

Contributed Capital
The Company's founder and Chief Executive Officer does not receive compensation for his services under an employment contract at the current time. The Company has recognized as contributed capital, what it believes to be the fair value of services provided ($36,000), due to the significant time required in the development process of our prototype vehicle.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through January 23, 2020, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

TITLE	Form C-AR Signature
FILE NAME	sondors c-ar.pdf
DOCUMENT ID	f5e285321bb6f7858b666d348c58fac6b27de31d
AUDIT TRAIL DATE FORMAT	MM / DD / YYYY
STATUS	● Completed

Document History


SENT

01 / 31 / 2020
04:13:15 UTC

Sent for signature to Storm Sondors (stormsondors@gmail.com)
from josh@startengine.com
IP: 172.91.108.179


VIEWED

01 / 31 / 2020
04:38:42 UTC

Viewed by Storm Sondors (stormsondors@gmail.com)
IP: 76.95.174.67


SIGNED

01 / 31 / 2020
04:39:24 UTC

Signed by Storm Sondors (stormsondors@gmail.com)
IP: 76.95.174.67


COMPLETED

01 / 31 / 2020
04:39:24 UTC

The document has been completed.